SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report of Material Event

On August 2, 2016, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to effect a comprehensive stock swap (the “Stock Swap”) pursuant to which the common shares of Hyundai Securities Co., Ltd. (“Hyundai Securities”) would be exchanged for common shares of KB Financial Group, and entered into a stock swap agreement (the “Stock Swap Agreement”) with Hyundai Securities in connection therewith. The details of the Stock Swap are as follows:

1.	Form of the Stock Swap

“Small-scale stock swap” pursuant to Article 360-10 of the Korean Commercial Code (the “KCC”)

2.	Stock Swap Target Corporation

a.	Company name: Hyundai Securities Co., Ltd.

b.	Representative director: Kyung Eun Yoon

c.	Main business: Financial investment services

d.	Relationship with KB Financial Group: Unconsolidated subsidiary

e.	Total number of shares issued and outstanding: 236,612,530 shares of common stock

f.	Key financial data for the most recent fiscal year:

•	Total assets: KRW 23,779,133,232,743

•	Total liabilities: KRW 20,477,158,998,479

•	Total equity: KRW 3,301,974,234,264

•	Share capital: KRW 1,183,062,650,000

3.	Swap Ratio

KB Financial Group: Hyundai Securities = 1: 0.1907312

4.	Method of Calculating Swap Ratio

As KB Financial Group and Hyundai Securities are both “stock-listed corporations,” the swap ratio for the Stock Swap was determined based on a swap price calculated in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”) and paragraph (1) of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

With the date preceding the earlier of the date of the resolution of the board of directors for the Stock Swap (August 2, 2016) and the date of the Stock Swap Agreement (August 2, 2016) as the calculation date (August 1, 2016), the swap price was calculated as the average of (x) the volume weighted average of the closing prices of the applicable common shares for the latest one-month period, (y) the volume weighted average of the closing prices of the applicable common shares for the latest one-week period and (z) the closing price of the applicable common shares as of the latest date.

In addition, paragraph (1)-1 of Article 176-5 of the Enforcement Decree of the FSCMA allows for the application of a discount or premium of up to 30% (10% in case of mergers between affiliates) of the swap price calculated in accordance with the above method. However, no such discount or premium was applied in calculating the swap price for the Stock Swap.

a.	Entity that will become the complete parent company (KB Financial Group)

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of KB Financial Group common shares for the latest one-month period	34,600	July 2, 2016 ~ August 1, 2016
Volume weighted average of the closing prices of KB Financial Group common shares for the latest one-week period	36,171	July 26, 2016 ~ August 1, 2016
Closing price of KB Financial Group common shares as of the latest date	35,650	August 1, 2016
Average	35,474	—
Swap price	35,474	—

b.	Entity that will become the wholly-owned subsidiary (Hyundai Securities)

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of Hyundai Securities common shares for the latest one-month period	6,604	July 2, 2016 ~ August 1, 2016
Volume weighted average of the closing prices of Hyundai Securities common shares for the latest one-week period	6,834	July 26, 2016 ~ August 1, 2016
Closing price of Hyundai Securities common shares as of the latest date	6,860	August 1, 2016
Average	6,766	—
Swap price	6,766	—

5.	External Appraisal

a.	External appraisal: Not required

b.	Basis: The Stock Swap is a stock swap between stock-listed corporations and the swap ratio for the Stock Swap was determined based on a swap price calculated in accordance with Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree of the FSCMA. Accordingly, an assessment of the appropriateness of the swap price by an external appraiser is not required under paragraph (3) of Article 176-6 of the Enforcement Decree of the FSCMA.

6.	Purpose of the Stock Swap

Through the addition of Hyundai Securities as a wholly-owned subsidiary, KB Financial Group seeks to achieve synergies by increasing management efficiency and strengthening the unity of KB Financial Group, thereby enhancing its corporate value.

7.	Main Impact and Effects of the Stock Swap

a.	Main impact and effects on the management of KB Financial Group

The Stock Swap is expected to have a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group in accordance with the swap ratio. However, there will be no change in control for corporate governance purposes, and KB Financial Group and Hyundai Securities will continue to exist as separate entities.

In addition, pursuant to the Stock Swap Agreement, the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swap will remain the same following the Stock Swap despite Article 360-13 of the KCC. No new directors will be appointed as a result of the Stock Swap.

b.	Main financial impact and effects on KB Financial Group

KB Financial Group expects that the Stock Swap will result in the improvement of certain of its group-level performance metrics (including its return on equity, double leverage ratio and debt ratio) and an increase in its capital through the issuance of new common shares.

Although the assets and liabilities of Hyundai Securities will remain unchanged and only its shareholder composition will change, Hyundai Securities expects that the Stock Swap will lead to a reduction of its funding costs, due to an improvement in its credit ratings that may result from its becoming a wholly-owned subsidiary of KB Financial Group.

c.	Main impact and effects on the business of KB Financial Group

The Stock Swap is expected to promote sustainable growth by contributing to the maximization of synergies among affiliated companies of KB Financial Group, through an increase in customer convenience and benefits and the strengthening of its competitiveness.

8.	Schedule for the Stock Swap

Event		Date
Date of the Stock Swap Agreement		August 2, 2016
Record date		August 12, 2016
Closure of the shareholder register	Start date	August 13, 2016
	End date	August 18, 2016
Dissent filing period	Start date	August 9, 2016
	End date	August 22, 2016
Expected date of shareholders’ meeting		—
Appraisal right exercise period	Start date	—
	End date	—
Period for submission of old share certificates	Start date	—
	End date	—
Expected period for suspension of trading		—
Date of the Stock Swap (“Stock Swap Date”)		November 9, 2016
Expected date of delivery of share certificates		November 21, 2016
Expected date of listing of new shares		November 22, 2016

9.	Name of the Complete Parent Company after the Stock Swap: KB Financial Group Inc.

10.	Matters Relating to Appraisal Rights

The Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC. Accordingly, shareholders of KB Financial Group will not be granted any appraisal rights.

11.	Back Door Listing

Not applicable

12.	Other Entity’s Fulfillment of Conditions for Back Door Listing

Not applicable

13.	Date of Resolution of the Board of Directors: August 2, 2016

Non-executive directors	Present: 6
Absent: 0
Attendance of audit committee member who is not a non-executive director	—

14.	Agreements for Put Options, Call Options, Put Back Options, etc.

Not applicable

15.	Applicability of Securities Registration Statement Filing Requirement: Yes

16.	Other Investment Considerations

a.	The Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders required under paragraph (1) of Article 360-3 of the KCC.

b.	Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders owning 20% or more of the total number of shares issued by KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure may be changed to an ordinary stock swap procedure.

c.	The figures set forth under “2. Stock Swap Target Corporation — f. Key financial data for the most recent fiscal year” above are based on the consolidated financial statements of Hyundai Securities for the 2015 fiscal year.

d.	Upon the occurrence of any of the following events, the Stock Swap Agreement may be amended or terminated:

(1)	At any time prior to the Stock Swap Date, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement by written agreement.

(2)	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, KB Financial Group and Hyundai Securities may, by mutual agreement, amend the Stock Swap Agreement to conform to the relevant laws and accounting standards.

(3)	If, within 7 days of the public announcement or notice of the Stock Swap (the relevant record date), shareholders owning 20% or more of the total number of shares issued by KB Financial Group provide notice, in writing, of their opposition to the Stock Swap, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement.

(4)	If, due to the exercise of appraisal rights by shareholders dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW 770 billion, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement.

(5)	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on KB Financial Group and Hyundai Securities, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement.

(6)	If any of the following events occurs before the Stock Swap Date, KB Financial Group and Hyundai Securities may, through consultation, terminate or amend the Stock Swap Agreement.

i.	There is a material adverse change to the assets or management status of KB Financial Group or Hyundai Securities as a result of a force majeure event or other causes.

ii.	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

(7)	KB Financial Group or Hyundai Securities may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement shall be deemed to be a part of the Stock Swap Agreement.

(8)	If the Stock Swap Agreement is terminated pursuant to (1) – (7) above, neither KB Financial Group nor Hyundai Securities nor any of their respective shareholders, employees, agents or other representatives shall have any liability under the Stock Swap Agreement or in relation to the Stock Swap.

e.	The above matters and schedule may be amended through consultation with or approval by the relevant authorities or through consultation between the contracting parties.

f.	Specific matters relating to the Stock Swap that have not been determined by the board of directors of KB Financial Group are delegated to the representative director of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 2, 2016	By:	/s/ Jungsoo Huh
(Signature)

Name: Jungsoo Huh
Title: Senior Managing Director